BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

September 26, 2006

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Hemis Corporation (the “Company”)
Registration Statement on Form SB-2
Filed July 21, 2006
File No. 333-135946

In response to your comment letter dated August 18, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB- 2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Prospectus Cover Page

1.	Please delete the fifth sentence on the cover page. It is repeated again in the sixth sentence.

RESPONSE:

This sentence has been deleted.

Prospectus Summary – page 7

Our Business – page 7

2.
Please be more specific about the nature of the “interests” you hold in the three named mineral properties. Disclosure on page 30 indicates that you have “option agreements” to acquire partial interests in the named properties in the future. Please expand the disclosure to state, if true, that you expended no money or other consideration to acquire the options and to briefly describe the specific obligations you have to satisfy in order to exercise the options. Please also disclose, if true, that if you do not make specified annual expenditures, you will forfeit your rights to exercise the options.

RESPONSE:

We have added the following to the disclosure:

"We are engaged in the acquisition and exploration of mineral properties in Mexico. We hold options to acquire interests in three mineral properties, all in Mexico, as described below:

Name of Property	Location	Nature of Interest
Santa Rita Property	La Zacatecas, Mexico	option to acquire a 49% interest
El Tigre Property	Sonora, Mexico	option to acquire a 67.5% interest
Porvenir Property	Sonora, Mexico	option to acquire a 67.5% interest

We expended no money or other consideration to acquire the options in these properties.

In order to exercise our option in the Santa Rita Property we must spend at least $950,000 in exploration expenses prior to June 18, 2009 and we must issue 200,000 shares of our common stock prior to June 18, 2005 as follows:

  $100,000 and 25,000 common shares by June 18, 2007;
  additional $300,000 and additional 75,000 common shares by June 18, 2008; and
  additional $450,000 and additional 100,000 common shares by June 18, 2009.

To exercise our option to acquire a 67.5% interest in the El Tigre and Porvenir properties, we were required to pay at least $15,000 by January 30, 2006, which we did, and we must spend at least another $200,000 prior to July 2, 2007.

If we do not make the specified annual expenditures, we will forfeit our rights to exercise the options."

The Offering – page 8

3.
We note that you have been selling shares in private placements at $.55/share as recently as June of 2006. Please tell us why you set the offering price at $1.00/share given the private placement price per share of $.55.

RESPONSE:

The Company has recently completed shares issuances pursuant to Regulation S, whereby the shares were issued at $0.75 per share. The Company has now increased its share price to $0.95 per share for its share sales pursuant to Regulation S, and is currently soliciting shareholders in Europe to purchase at this price. The Company's management believes that shares which are sold pursuant to its Registration Statement should have a slightly higher value ($1.00) since they will not contain Regulation S restrictions from trading.

Financial Condition – page 9

4.
You have disclosed that you need to obtain an additional $1.1 million to finance your “planned” operations over the next year. You also disclosed elsewhere that you have to make specified expenditures during each year of your option agreements in order to exercise the option, and if you do not, you will forfeit your right to exercise the option. Please disclose the amounts you are required to expend for each property during this and each of the next two fiscal years, whether you have satisfied the obligations for this year, and, if not, whether you currently have the funds to do so. Since it appears that you must make the 2006 expenditures prior to the end of December, and you have disclosed in the risk factor section that your exploration activities can only be conducted between April and November, please state whether you will be able to satisfy your financial obligations during this calendar year, and if not, what the consequences will be. We may have further comment after reviewing your response.

RESPONSE:

We have added the following disclosure:

"As of September 7, 2006, we had approximately $888,000 in our bank accounts. We expect to require approximately an additional $662,000 in financing to continue our planned operations for the next year to cover the following expenses:

Description of Expense	Amount
Exploration of Santa Rita Property	$ 300,000
Exploration of El Tigre Property	$ 500,000
Exploration of Porvenir Property	$ 50,000
Obtaining interests in other mining properties	$ 200,000
General and Administrative Expenses	$ 500,000
Total	$1,550,000

In order to maintain our options agreements we must spend the following amounts over the next three calendar years:

Property	Year	Amount We Must Spend
Santa Rita	2006	Nil (1)
	2007	$100,000
	2008	$300,000
El Tigre and Porvenir	2006	$15,000 (2)
	2007	$200,000 (3)

(1) We must spend at least $100,000 in exploration expenses by June 18, 2007 to maintain our option to acquire an interest in the Santa Rita property.

(2) We have already paid this amount.

(3) If we spend $200,000 by July 2, 2007, we will have exercised the option.

We have satisfied the obligations to maintain our options for this calendar year.

5.	In view of the fact that you are nearing the end of the third quarter, please explain what steps you have taken or are taking to obtain the financial resources you need to conduct your exploration activities. We may have further comment after reviewing your response.

RESPONSE:

As disclosed above, as of September 7, 2006, the Company had approximately $888,000 in its bank accounts. It is required to spend $100,000 by June 18, 2007 to maintain its options in the Santa Rita property.

Financial Summary Information – page 9

6.	Please expand your income statement data to provide loss per share information.

RESPONSE:

This has been added.

Risk Factors – page 10

7.	You say that investment in your stock “involves a high degree of risk.” Please tell us why you believe that it would not be more appropriate to describe investment in your stock as “speculative.”

RESPONSE:

The wording has been changed to "speculative".

If we do not obtain additional financing, our business plan will fail – page 10

8.
You say that you will require additional financing in the approximate amount of $1.1 million in order to complete your plan of operations for the next twelve months. It is not clear what twelve months you are referring to. Please revise the disclosure to be more specific. It also isn’t clear whether the sums you discuss in your plan of operations are the same sums you are required to expend pursuant to the terms of your option agreements. You should also clarify whether your plan of operations includes all of your corporate expenses or only costs relating to exploration of the properties covered by your option agreements.

9.	Please expand the subheading and the body of the risk factor to explain what the adverse consequences will be if your business plan fails.

RESPONSE (to 8 & 9):

The risk now reads as follows:

"1. If we do not obtain additional financing, our business plan will fail, which could prevent us from becoming profitable.

As of September 7, 2006, we had cash on hand of approximately $888,000. Our business plan calls for us to spend approximately $1,550,000 during the twelve months beginning September 1, 2006, which includes amounts we need to spend to maintain all of our options to acquire mining interests, as well as additional amounts we plan to spend in exploring the three properties in which we have options, expenses to acquire interests in other mineral properties and all of our general and administrative expenses. Based on our cash position as of September 7, 2006, we will require additional financing in the approximate amount of $662,000 in order to complete our plan of operations for the next twelve months. We are currently attempting to raise capital through the issuances of shares to non U.S. residents. However, we may not be successful in our attempts to raise capital and we may not be able to obtain all of the financing we require. Our ability to obtain additional financing is subject to a number of factors, including the market price of gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. If we are unable to raise money, we may never become profitable."

If we are unable to maintain our interests in our option agreements, then we will lose our interests in these mineral claims, and we may not be able to carry out our plan of operations – page 11

10.
You say that you must incur exploration expenditures totaling $800,000 “over the next twelve months” in order to maintain your interests in your three properties. Elsewhere you say that you are required to make these expenditures each year. Since you entered into these agreements in December of 2005, it would appear that you need to expend this sum prior to December 31, of this year. Please revise the disclosure to identify the specific twelve month period you are referring to and clearing indicate whether you have the funds to carry out your obligations, and if so, whether you will be able to satisfy the obligation to expend that sum prior to December 31, 2006. Also, revise the risk factor to describe the specific adverse consequences that will result from a failure to expend that sum prior to the end of this calendar year. It is our understanding, from disclosure elsewhere in the document, that if you fail to make the required expenditures in any of the three years included in the option period, you will lose your right to exercise the option.

RESPONSE:

No further payments are required to be made by the end of 2006. The following sentence has been revised and now reads:

"Over the next twelve months, beginning on September 1, 2006, we must incur exploration expenditures totaling $300,000 in order to maintain our interests in our El Tigre, Porvenir and Santa Rita mineral properties."

If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claims without additional financing… - page 12

11.
In this risk factor you refer to the “Nevada summer exploration season.” Since your properties are located in Mexico, we don’t understand why your costs would be affected by the Nevada summer exploration season. Please expand your risk factor to explain how activities in Nevada affect your activities in Mexico.

RESPONSE:

We have revised this risk so it refers to the Mexico season, not Nevada's season.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program, which would increase our expenses. – page 13

12.
Please expand the risk factor to identify and briefly describe the material government regulations imposed by the Mexican government that you will be required to comply with. Provide more detail discussion of these regulations in the body of the prospectus.

RESPONSE:

We have included more detail on the regulations in the body of the prospectus. We have also added the following to the risk disclosure:

" We will be required to obtain an environmental impact statement application for all of our exploration activities, and we will be required to prove our compliance with relevant Mexican environmental and workplace safety laws, regulations and standards by submitting receipts showing the purchase of equipment used for workplace safety d the prevention of pollution or the undertaking of environmental remediation projects. We will also be required to pay mining taxes to the Mexican government."

We may lose rights to properties if we fail to meet payment requirements or development or production schedule [sic]. If we lose our property rights, our business could fail. – page 14

13.	Explain what the term “unpatented mining claims” means.

14.
The information in this risk factor is very generic and does not appear to be applicable to the types of property interests you possess. Please revise the risk factor to discuss the obligations arising out of the specific types of property interests you have. Explain what will happen if you don’t make the requisite payments by their due dates. Similarly, explain what will happen if you don’t meet the required development or production schedules contained in your option agreements.

RESPONSE:

The risk now reads as follows:

"13. We may lose our rights to exercise options to acquire mining rights to properties if we fail to meet certain expenditure requirements. If we lose our options to acquire property rights, we may never achieve revenues and our business could fail.

We currently have two option agreements to acquire mining rights. The first gives us an option to acquire a mining interest in the Santa Rita property in Mexico. The other is an option to acquire mining interests in the El Tigre and Porvenir properties in Mexico. In order to maintain and exercise our option in the Santa Rita property, we must spend $100,000 and issue 25,000 common shares by June 18, 2007, spend an additional $300,000 and issue 75,000 more shares by June 18, 2008 and spend an additional $450,000 and issue 100,000 more shares by June 18, 2009. In order to maintain and exercise our option on the El Tigre and Porvenir properties, we must spend $200,000 prior to July 2, 2007. If we fail to make these expenditures within the required time periods, we will forfeit our rights to exercise the options. There can be no assurance that we will always spend the required amount of exploration expenses by the requisite dates. If we lose our options to acquire mining rights we may never achieve revenues.

Because the Commission imposes sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them… - page 15

15.	Please revise the first sentence to change the phrase “would be” to “are.”

RESPONSE: This change has been made.

Because our officers and directors, who are also our promoters, may own more than 50% of the outstanding shares after this offering, they will retain control of us and be able to decide who will be directors and you may not be able to remove them as directors which could prevent us from becoming profitable. – page 15

16.	Please revise the subheading to replace the word “may” with “will.”

RESPONSE: This change has been made.

Determination of Offering Price – page 16

17.

Please refer to the first bullet. Since publishers in this secondary offering will not be contributing capital to the company, it is not clear how this factor was considered by the board in determining the offering price of the securities. Please revise to explain.

RESPONSE: This factor has been removed.

Sales by Selling Shareholders – page 17

18.

Please refer to the second set of bullets under “Sales by Selling Shareholders.” Please add an additional bullet at the top of the list stating that the shares will be offered at the set price of $1.00 per share until a market develops.

RESPONSE: A bullet has been added as requested.

Selling Shareholders – page 18

19.	Please expand the 3rd, 5th and 10th bullets on page 18 to specify the type and amount of services rendered in exchange for the shares. Also, identify the person(s) rendering those services.

RESPONSE: These changes have been made.

20.	In each instance in which you state that securities were issued other than for cash, describe the transaction and the type and amount of consideration you received in exchanged for the securities.

RESPONSE: This disclosure has been added.

21.	For each offering of securities, identify the person or class of person to whom you sold the securities.

RESPONSE:

We have named all US resident purchasers of stock and we have added the following disclosure:

"Where the purchasers of the shares in the issuances described above are not named, they are all non US residents, unless otherwise noted."

22.

In the next to last bullet on page 18 you indicate that you issued 1,170,880 shares of common stock “in exchange for services rendered pursuant to stock subscription agreements into in January and March 2006.” Please explain what these services consisted of and identify who the shares were issued to. Also, disclose the cash valuation of the services rendered that were exchanged for the 1,170.880 shares of stock.

RESPONSE: This disclosure has been added.

23.	For each non-natural person identified as a selling shareholder in the table, identify the natural person who exercises voting and/or investment authority over the shares.

RESPONSE: This disclosure has been added.

24.

If appears that you have properly included exercisable within the next 60 days to the shares beneficially owned column (the numerator in the percentage computation) but you do not appear to have added those same shares to the denominator in the calculating either of the beneficial ownership percentages (before or after the offering). As an example, the 5,000,000 options held by Norman Meier would result in an 18.9 million share denominator and a “before the offering” percentage of about 68.7%. Please revise the table accordingly.

RESPONSE: These corrections have been made.

25.	Norman Meier’s “after the offering” holding is listed as 1,000,000 shares, but is should be 10,000,000. Please revise the table accordingly.

RESPONSE: This number has been corrected.

Directors and Officers – page 23

26.

You say that your board of directors has fixed the number of directors at two, but you have identified three members of the board. Please explain why you have three directors if only two are authorized.

RESPONSE: The disclosure has been changed to reflect that the number of directors has been fixed at four.

Dividend Policy – page 27

27.
Please tell us why you did not register the July 1, 2006 issuance of the shares of your wholly owned subsidiary, Aurum, as a stock dividend to your shareholders. Your response should include the basis for your belief that the issuance of those shares was exempt from registration.

RESPONSE:

The issuance of shares of Aurum to Hemis' shareholders was exempt from registration pursuant to Regulation S and section 4(2) of the Securities Act. There were only three U.S. residents receiving stock as a dividend, and of these, Charles Reed is a consultant to the Company and Doug Oliver is a director of the Company. The same applies to the issuance of shares of Stratos Gold Corporation as a dividend declaration on September 1, 2006.

Description of Business – page 29

Mineral Properties and Plan of Operations – page 30

28.
In the second paragraph following the table on page 30, you disclose that your current exploration programs are preliminary in nature that their completion will not result in a determination that any of your properties contain commercially exploitable quantities of mineralization. Please disclose when will you know and how much it will cost to obtain that knowledge.

RESPONSE:

We have added the following disclosure:

"Our management estimates that if the mineral properties on which we have options do have commercially exploitable quantities of mineralization, it will cost us approximately $2,000,000 in exploration expenses and take us until summer of 2008 to make such a determination."

29.
You indicate her that you entered into your option agreement for the Santa Rita property on June 19, 2006. Elsewhere in the prospectus, including your financial statements you indicate that you entered into this agreement on December 30, 2005. Please tell us which date is correct and revise the disclosure accordingly.

RESPONSE:

On December 20, 2005, the Company entered into a "Memo of Understanding" which granted the Company the right to proceed with an exploration program on the Santa Rita property as disclosed in the footnote of the financial statements. On June 19, 2006, the parties entered into a final “Option Agreement” giving the Company the right to acquire a 49% interest in the Santa Rita property upon incurring certain exploration expenses, as disclosed in the prospectus.

The Company will revise the statement in its SB2/A and future filings to clarify the different stages of the options agreement in connection with the mineral rights in Santa Rita property.

The correct date of final option agreement is June 19, 2006. The disclosure has been revised throughout the prospectus.

30.

You also state, on page 36, that approval by the “TSX Venture Exchange” is required for this agreement, and that as of July 15th, approval had not yet been granted. Please explain what the TSX Venture Exchange is and why its approval is required. Also disclose what will happen if the approval is not obtained.

RESPONSE:

TSX Venture Exchange approval is not required pursuant to the final agreement dated June 19, 2006, so the references to this have been removed.

31.

Please refer to the list of “key factors” that could delay completion of your exploration programs located on pages 30 and 31. We note that a number of these factors are not currently addressed in your risk factor disclosure. It appears that you should include appropriate risk factor discussion of any of these matters, along with their potential adverse consequences for your business, to the extent that they are not currently discussed in the risk factor section.

RESPONSE:

We have added some disclosure to existing risks and added the following risks:

"14. We face competition from other mining companies for access to mining equipment, crews and geologists. Our inability to obtain labor and equipment could prevent us from completing our exploration program, which could prevent us from achieving revenues.

We plan to complete exploration programs for which we will need drill rigs and other equipment, contract geologists, and crews to operate the equipment. We have not yet entered into any agreements with services companies to provide us access to a drilling rig or a drilling crew in Mexico. We face competition from other mining companies for access to mining equipment, crews and geologists. If we are unable to obtain mining equipment and labor on commercially reasonable terms, this could increase our operating costs. If we are unable to obtain mining equipment or labor we will not be able to complete our exploration program and we may not be able to achieve revenues.

15. In order to complete exploration activities on our mining properties, we are required to obtain permission from private owners of land adjacent to one of our properties. If such permission is not granted, we may not be able to complete our exploration program and our business could fail.

There are private owners of land adjacent to the Santa Rita property in Mexico. In order to access the Santa Rita property, we need to go through an adjacent property owned by a private owner. We have been able to negotiate access rights so far to carry out our exploration activities over the next few months. However, if we are unable to negotiate further rights from the adjacent property owner for our continued exploration activities on the Santa Rita land, we may be unable to access the Santa Rita property and therefore unable to continue our plan of exploration. If we are unable to explore the property, our business could fail.

Competition – page 32

32.	Please explain what a “junior mineral resource exploration company” is.

RESPONSE: We have changed the wording from "junior" to "new and unestablished".

Government Regulations – page 32

33.

In the last paragraph of page 32 you say that you are subject to extensive Mexican federal, state, and local laws and regulations governing the protection of the environment. Please provide a reasonably detailed description of what these laws require and what your obligations under them are.

RESPONSE: We have added the following disclosure

"Mining law in Mexico applies to exploration and exploitation of natural resources deposits. In connection with mining and exploration activities in the El Tigre, Porvenir and Santa Rita properties, we are subject to extensive Mexican federal, state and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. We will have to comply with the federal environmental regulations, which generally require that all mining (including exploration) activities are subject to environmental impact statement authorization. Studies required to support the environmental impact statement include a detailed analysis of these areas, among others: soil, water, vegetation, wildlife, cultural resources and socio- economic impacts. Obtaining the environmental impact statement authorization generally takes six to twelve months from the date it is applied for.

For our exploration activities, we will be subject to the following Mexican government requirements:

within 90 days after commencement of labor, we must file a report with the Mexico Mining Registry;
filing of an environmental impact statements;
Payment of Mining taxes in January and July of each year.
Comply with Official Mexican Standards pertaining to safety by submitting receipts showing the purchase of equipment used for workplace safety;
Compliance with general Mexican environmental laws which prohibit the following:
Releasing pollutants into the atmosphere, causing damage to natural resources;
Destroying or cutting trees without authorization; and
Causing forest or jungle fires;

If we commence mining development or production activities, we must also comply with the following Mexican environmental laws and standards:

  Under the Mexican Hazardous Waste Regulations, materials left over after the removal of minerals are defined as hazardous wastes. These wastes must be stored and deposited in areas at least 25 kilometers away from urban centers
  The use of national waters in mining activities requires a concession or assignment from the National Water Commission. Wastewater resulting from mining activities requires a wastewater discharge permit."

34.

Provide a reasonably detailed description of the regulatory permits from federal, state, and local agencies that you will be required to obtain prior to commencing any mining operations at your sites. Your disclosure should also explain what activities are included within the term “mining operations.” For example, are your exploratory activities considered to be “mining operations?” We may have additional comments after reviewing your response.

RESPONSE: Please see our answer to comment 33, above.

Subsidiaries – page 33

35.

We note that one of your subsidiaries, Hemis Switzerland TMBH, has existed for longer than Hemis has. Please explain. Also, we note that this entity was previously known as Glayva Investments TMBH. Please tell us what connection, if any there is, or was, between Hemis Switzerland TMBH and Glayva Investments TMBH, Switzerland. In this regard, we note that Mr. Weiss’s biography indicates that he has been the “Managing Director, and Hedge Fund Consultant for Glayva Investments GmbH, Switzerland” since July 2002.

RESPONSE: In error, what should read as Hemis Switzerland GmbH, was disclosed as a subsidiary of the Company when it is not. The ownership structure of Hemis Switzerland GmbH, originally named Glayva Investments GmbH, was 20,000 shares in total - 13,000 shares owned by Brigitte Weiss and 7,000 shares owned by Norman Meier. Norman Meier is the President of Hemis Switzerland GmbH, and he is the only person with signatory power. Hemis Switzerland GmbH was previously used by Bruno Weiss, a director of Hemis, to sell financial products in Switzerland. Once Mr. Weiss was appointed as a director to Hemis, he no longer used Glayva Investments GmbH. Instead, Glayva Investments GmbH changed its name to Hemis Switzerland GmbH. Hemis Switzerland GmbH is technically not a subsidiary but in actual fact does administration work relating to its Swiss office and as an agent to make payments on behalf of the Company to individuals and companies located in Switzerland. The main reason why the Company had to operate with a Swiss company is because the Company was required by law to have a Swiss company who is registered, can pay rent, pay social insurances, etc. The Company may eventually make Hemis Switzerland GmbH a subsidiary, as both Brigitte Weiss and Norman Meier have agreed to this.

History of Operations – page 41

36.	Please identify the dates of the revolution you refer to. RESPONSE:

It is identified as the "Mexican Revolution which took place from 1910 to 1930".

El Tigre Property – page 41

37.	Under “Description of Exploration Work Required” you refer to a “mercury anomaly.” Please explain what this and what the consequences of such an anomaly are.

RESPONSE:

Reference to a mercury anomaly has been removed. It now reads: "Five diamond- drill core holes to test near-surface gold mineralization."

Management’s Discussion and Analysis or Plan of Operations

Results of Operations – page 46

38.	Please revise your disclosure to also present your interim 2006 results of operations and discuss the components of your general and administrative expenses.

RESPONSE: This has been added.

Liquidity and Capital Resources – page 46

39.	Please revise your disclosure to discuss your obligations to incur exploration expenditures under your property option agreements and the resulting impact on your liquidity.

RESPONSE: The disclosure has been added.

Critical Accounting Policies – page 47

40.

You identify foreign currency translation as a critical accounting policy yet it is difficult to ascertain from your financial statement disclosures any cumulative translation adjustment or transaction gains and losses. Please explain to us why foreign currency translation is a critical accounting policy requiring significant judgment on your part.

RESPONSE: The Company will remove this disclosure in its SB2/A. All of the Company’s foreign subsidiaries, except Hemis Gold S.A. de C.V., had no business activities as of December 31, 2005 and June 30, 2006. Hemis Gold S.A. de C.V. was incorporated in May 2005, and had minimal business activities, only minimal expenses incurred as of December 31, 2005 and June 30, 2006. The Company accounted for no foreign currency transaction or translation adjustments as of December 31, 2005 and June 30, 2006. As the business of the Company’s foreign subsidiaries develops, the Company will continue assessing in future periods the impact of foreign currency transactions and translation. Foreign currency transaction and translation gains and losses, if any, will be reflected in the Company’s consolidated financial statements and foreign currency translation may be identifies as a critical accounting policy in future periods.

Future Financings – page 47

41.	Please tell us whether you are currently selling any securities in private placements.

RESPONSE:

The following has been added:

"We are currently offering common shares for sale through an offering pursuant to Regulation S of the Securities Act to non US persons. The sale price per common share that we are currently negotiating is $0.95.

Executive Compensation – page 50

Summary Compensation – page 50

42.
The table shows the salary for each office is “Nil.” However, on page 51 you disclose that your management agreements, entered into on May 1, 2005, provide that each officer is paid $10,000 per month. Please revise the table accordingly.

RESPONSE: The table has been revised to show $80,000 of salary to each of Norman Meier and Bruno Weiss.

43.
Please tell us why you have not included a “Certain Transaction and Related Parties” section in the prospectus. We have noted, in this regard, the disclosure found in Note B on page F-25 of the financial statements.

RESPONSE: This has been added.

44.
Disclosure in the same footnote indicates that directors of the Company received $60,000 in management fees and $6,307 in salaries during the three months ended March 31, 2006. This appears to be inconsistent with the disclosure on page 51 regarding the terms of your management agreements. Please reconcile.

RESPONSE:

We have added the following disclosure under "Management Agreements"

'In addition to the fees compensated pursuant to the Management agreements, Mr. Weiss and Mr. Meier received $9,742 and $22,710, respectively, during the six months ended June 30, 2006 as additional compensation."

Financial Statements – page F-1

45.	Please revise the title page to your financial statements to remove the reference to an annual report pursuant to the Securities Exchange Act of 1934.

RESPONSE: The Company will revise and remove the reference in its SB2/A.

Consolidated Statement of Loses – page F-5

46.
Your loss per common share computation and presentation including the 10,000,000 shares deemed outstanding appears to be inconsistent with your disclosure on page F-8 that common stock equivalents were not considered in the calculation because they were anti-dilutive. Please revise your loss per share calculations or disclose and tell us why these shares are included. Please reference the authoritative literature you rely upon to support your accounting.

RESPONSE: In accordance with Paragraph 10 of Statements of Financial Accounting Standards (SFAS)128: Earnings per Share, shares issuable for little or no cash consideration upon the satisfaction of certain conditions shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. The Company’s total weighted average shares outstanding for basic and diluted loss per share computation included 10,000,000 shares of common stock underlying stock options to purchase common stock as such options are immediately exercisable and have an exercise price of $0.001 per share. The common stock underlying the stock options is accordingly considered outstanding in substance for EPS purposes.

While the Company believes its policy accounting for and disclosing loss per share is reasonable and in accordance with U.S. generally accepted accounting principles, the Company will revise the number of weighted average shares outstanding for the period from February 9, 2005 (date of inception) through December 31, 2005 because the 10,000,000 stock options were granted on May 1, 2005 and accordingly weighted average shares in connection with theses stock options should be 7,515,337 shares for the period from February 9, 2005 through December 31, 2005.

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Reclassification – page F-8

47.
Please remove this disclosure or tell us why disclosure is necessary since you have no prior year financial statements in the filing. As this is your initial filing all financial statements should be presented on a consistent basis. Revise your interim financial statements disclosure, accordingly.

RESPONSE: The Company will remove this disclosure in its SB2/A and future filings.

Cash and Cash Compensation – page F-10

48.
Please revise your disclosure to clarify why you had $45,000 of cash held in trust for payment of general operating expenses. Please disclose any contractual provisions requiring the trust and indicate the nature of the operating expenses to be paid from this trust and who has the authority to make these expenditures.

RESPONSE: The cash is held in a lawyer's trust account and the Company’s lawyer has authority to use the funds to pay legal bills and consulting fees and expenses for Hudson Capital Corp. The Company entered into a service agreement with Hudson Capital Corp. that generally requires the Company to keep at least $50,000 in a trust account with a lawyer for payment of its bills. No formal agreement, however, has been entered into with the lawyer holding the Company’s trust monies to put those monies in escrow or hold them specifically for Hudson Capital Corp. The President of the Company has the authority to allocate the trust funds and to withdraw the funds from trust at any time.

While the Company believes its policy accounting for and disclosing the cash held in trust is reasonable and in accordance with U.S. generally accepted accounting principles, the Company will revise its disclosure of summary of significant accounting policies to have a separate footnote for the cash held in trust.

Stock Based Compensation – page F-10

49.	Please revise your disclosure to address the following comments:
  Please include the pro forma loss disclosures required by paragraph 45c of SFAS 123 or tell us why this information is not required.

RESPONSE: While the Company had no employees stock based awards issued and outstanding at December 31, 2005, the Company will include this disclosure in its SB2/A and future filings.

  Please remove the disclosure regarding your adoption of the interim period disclosures under SFAS 148 as you adopted the provisions of SFAS 123R on January 1, 2006.

RESPONSE: The Company will remove this disclosure in its SB2/A.

  Please remove or revise the sentence indicating that you have not determined the impact of adopting SFAS 123R as you have already adopted this guidance.

RESPONSE: The Company will remove this disclosure in its SB2/A.

  Your disclosure that you have no awards of stock-based employee compensation issued and outstanding at December 31, 2005 appears to be inconsistent with your disclosure of stock options in Note E. Please revise your disclosure to eliminate all inconsistencies.

RESPONSE: The Company had no stock-based compensation granted to employees at December 31, 2005. In May 2005, the Company granted an aggregate of 10,000,000 stock options to “officers” as disclosed in Note E. The Company concluded that these officers, President/CEO and Secretary/CFO, were not employees based upon the followings:
The Company’s President/CEO (“Meier”) and Secretary/CFO (“Weiss”) were the sole and original Founders and Directors of the Company. At the Company’s inception in February 9, 2005, the Company had no assets, no operations and a negative book value. From the Company’s inception, Meier and Weiss were also officers of the Company in addition to their primary roles as Directors and Founders. Their roles as officers were to complete specified discrete ministerial acts, and not part of a continuing, full time relationship with the Company. Under common law and Internal Revenue Code Regulations, an employer/employee relationship exists when the employer for whom services are performed has the right to control and direct the individual who performs the services, not only as to the result to be accomplished by the work but also as to the details and means by which that result is accomplished. That is, an employee is subject to the will and control of the employer not only as to what shall be done but how it shall be done. Other factors characteristic of an employer are:

  The right to discharge the employee

  Furnishing a place of work to the individual performing the service

  Establishing set hours of work by the employee

  Employees must devote substantially full time to the Company’s business

  Periodic compensation for services preformed, such as payment by the hour, week or month

Common law and Internal Revenue Service regulations have long taken a position that Company Directors are not employees. The Internal Revenue Service’s position is set forth in Revenue Rulings 57-246, 68-597 and 87-41. In addition, the Internal Revenue Services’ Employment Tax Handbook states:

“A director of a corporation, acting in the capacity of a director, is not an employee of the corporation for those services, even if that worker also services as an employee or officer of the Corporation for other services.”

SFAS 123R describes grantees of stock compensation as employees “if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship. That the relationship shall be determined based on common law as illustrated in case law and currently (in the United States) under U. S. Internal Revenue Service Revenue Ruling 87-41”.

Based upon the above facts and circumstances, the Company concludes Meier and Weiss were non-employees. Accordingly, the Company has accounted for the issuance of the 10,000,000 stock options granted in accordance with Paragraph 7 of SFAS 123R, which states in part, “If the fair value of the equity instruments issued in a share-based payment transaction with non employees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

The Company believes there was no inconsistency in its disclosure of stock based compensation and stock options in Note E, and its policy accounting for and disclosure of the stock based compensation and stock options are reasonable and in accordance with U.S. generally accepted accounting principles.

Note D: Capital Stock – page F-14

50.
You disclose that the 795,957 shares of common stock subscribed at the end of 2005 were issued subsequent to the date of the financial statement, yet your equity statement on page F-20 indicates that only 593,638 shares were issued through March 31, 2006. Please revise your disclosure to clarify the dates these shares were issued. In addition, please revise your disclosure to indicate why these shares were not issued when subscribed. Please indicate your obligations as well as those of the subscribers before the shares could be issued and disclose how you considered these shares in your earnings per share computation. Please revise the disclosures in your interim financial statements, accordingly.

RESPONSE: At times the Company did not issue shares immediately when subscribed because the Company was conducting a review on the investors and to ensure that all the shares were paid for. The Company accounted for these shares as common stock subscription payable, until the completion of the review and the shares are actually issued.

In December 2005, the Company received net proceeds of $430,625 for 795,957 shares of common stock subscribed. The common shares subscribed were issued to subscribers in the first quarter of 2006 as follows: 593,638 shares issued on January 23, 2006, 182,319 shares issued on February 6, 2006, and 20,000 shares issued on March 8, 2006. The Company will reflect in its interim Statement of Stockholders’ Equity and footnotes to reflect the shares issued in the first quarter of 2006 in connection with common stock subscribed in December 2005.

In reviewing of the stock subscription agreements, the common shares subscribed are entitled to participate in dividends. In accordance with Statements of Financial Accounting Standards (SFAS)128: Earnings per Share, the Company will revise the disclosure of its loss per share in its SB2/A and future filings to include the common shares subscribed in the computation of basic EPS.

Note H: Commitment and Contingencies

Acquisition of Mining Rights – page F-16

51.
Your disclosure regarding the minimum exploratory cost commitment for the third year of your Santa Rita property of $450,000, here and on page F-28, is not consistent with your disclosure of $500,000 on page 36. Please revise your filing to correct your disclosure as appropriate.

RESPONSE: The minimum exploratory cost commitment of $450,000 for the third year of the Company’s Santa Rita property is properly disclosed in the financial statements and footnotes. The Company will revise its disclosure on page 36 in its SB2/A.

52.
Please revise your disclosure to clarify that you will obtain a 49% interest in the Santa Rita property if you incur the requisite exploration costs and issue the appropriate amount of your common stock to the property holder as indicated on page 36.

RESPONSE: On December 20, 2005, the Company entered into a "Memo of Understanding" which granted the Company the right to proceed with an exploration program on the Santa Rita property as disclosed in the footnote to the financial statements for the year ended December 31, 2005. The Option Agreement giving the Company the right to acquire a 49% interest in the Santa Rita property was entered into on June 19, 2006, that is subsequent to the report date of the Company’s audited financial statements and footnotes. The Company believes its disclosure was adequate and in accordance with U.S. generally accepted accounting principles.

Interim Financial Statements

Note A: Summary of Accounting Policies

Stock Based Compensation – page F-23

53.	Please revise your disclosure here and in MD&A on page 48, as appropriate, to address the following comments:
  Please remove your disclosure implying that your options granted under APB 25 had exercise prices equal to the market price on the date of grant since it appears that the options granted to officers were at an exercise price below fair value.

RESPONSE: The Company concluded that its officers, President/CEO and Secretary/CFO, were not employees under the definition of common law and Internal Revenue Service regulations, Revenue Rulings 57-246, 68-597 and 87-41, and the Internal Revenue Services’ Employment Tax Handbook. Accordingly, the Company had no employee stock options issued and outstanding prior to adoption of SFAS 123R on January 1, 2006. The Company will revise in future filings to remove the disclosure implying that its options granted under APB 25 had exercise prices equal to the market price on the date of grant.

  Please disclose the provisions of your stock purchase plans or remove this disclosure if you do not have such plans.

RESPONSE: The Company does not have stock purchase plans at this time, and will revise future filings to remove this disclosure

  If true, please disclose that you continue to follow the intrinsic value model of APB 25 for those awards issued and unmodified prior to the adoption of SFAS 123R as permitted by paragraph 83 of the new guidance.

RESPONSE: In accordance with EITF 96-3, 96-18, and 00-18, the minimum value method specified in paragraph 83 of Statement 123R for employee awards is not an acceptable method of determining the fair value of nonemployee awards. The Company accounted for the issuance of the 10,000,000 stock options granted to nonemployees in accordance with Paragraph 7 of SFAS 123R, which states in part, “If the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

  Please revise your accounting to eliminate your December 31, 2005 deferred compensation on January 1, 2006 as required by paragraph 74 of SFAS 123R.

RESPONSE: The Company concluded that its officers, President/CEO(“Meier”) and Secretary/CFO (“Weiss”) were nonemployees, as defined under FAS No. 123 R. In their capacity as Founders and Directors, Meier and Weiss agreed to be compensated for their services in the form of the Company’s stock options. As Directors and Founders Meier and Weiss agreed to accept an aggregate of 10,000,000 stock options, vested at grant date, in exchange for advisory services for 5 years which included the following:

  Preparation and implementation of a comprehensive business plan

  Identifying potential investors

  Obtaining funds necessary to prepare the Company’s registration statement

  Filing of the Company’s registration statement with the Securities and Exchange Commission and various state regulatory bodies

Should Meier and Weiss have discontinued their services and the above tasks were not completed, the Consultants were not to receive their respective shares of the Company’s common stock, and were subject to specified monetary damages that, in the circumstances, the Company believes constituted a sufficiently large disincentive for nonperformance, relative to the value of the Company’s equity. The monetary damages included initial corporate registration fees and state filing requirements, as well as legal fees. Accordingly, the Company believes the arrangement qualifies for a performance commitment. Accordingly, the Company believes this was a sufficiently large disincentive for nonperformance and the arrangement qualifies for a performance commitment.

In accordance with EITF 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services, the Company has concluded the date for measuring the fair value of the stock options to Meier and Weiss is May 1, 2005, the date Meier and Weiss committed to performing under their respective agreements to earn the stock options.

The stock options granted had a nominal exercise price of $0.001 per share, in that the common shares issuable are for little or nearly no cash consideration upon the exercise of options. The Company concluded that the fair value of the equity instruments issued should be measured based on the fair value of the underlining equity instruments (the Company’s common stock) that the stock options are convertible into. And in accordance with EITF 96-3, the assumptions entering into the fair value measurement of the equity instruments should be determined as of the grant date and should not be subsequently adjusted. The 10,000,000 stock options were granted and immediately vested for services to be rendered for a period of 5 years. Accordingly the Company deferred and amortized the compensation in connection with the stock based awards to nonemployees over the service period of 5 years.

The Company believes its policy accounting for the stock based compensation to nonemployees is reasonable and in accordance with U.S. generally accepted accounting principles.

  Please disclose the amount of your total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which is expected to be recognized as required by paragraph A240h of SFAS 123R.

RESPONSE: The Company does not have employee stock based awards at this time and the stock options awarded to nonemployees are vested at grant date. Accordingly there are no nonvested awards to be disclosed.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC